June 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nuverra Environmental Solutions, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-211212

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-211212), filed with the Commission on May 6, 2016, as amended by Amendment No. 1 filed with the Commission on July 13, 2016, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal because it does not intend to pursue the contemplated rights offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no rights or securities have been or will be distributed, issued or sold under the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact Joseph M. Crabb (joe.crabb@nuverra.com or (602) 903-7407) or Matthew M. Holman (matthew.holman@squirepb.com or (602) 528-4083).

Very truly yours, Nuverra Environmental Solutions, Inc.

By:	/s/ Joseph M. Crabb
Name:	Joseph M. Crabb
Title:	Executive Vice President and Chief Legal Officer

cc:	Mark D. Johnsrud Chairman and Chief Executive Officer Nuverra Environmental Solutions, Inc. Matthew M. Holman Squire Patton Boggs (US) LLP